Exhibit 99.1

Press Release

Sanofi completes acquisition of DR-0201

Paris, May 27, 2025. Sanofi announces the completion of its acquisition of DR-0201, a targeted bispecific myeloid cell engager, from Dren Bio, Inc., a private clinical-stage biopharmaceutical company. The acquisition bolsters Sanofi’s ambition to become the foremost immunology company and broadens the company’s leading immunology pipeline.

DR-0201, now named SAR448501, has shown robust B-cell depletion in pre-clinical and early clinical studies. The potential first-in-class targeted bispecific myeloid cell engager targets and engages specific tissue-resident and trafficking myeloid cells to induce deep B-cell depletion via targeted phagocytosis.

Recent pre-clinical and early clinical study data in autoimmune diseases suggest that deep B- cell depletion has the potential to reset the adaptive immune system, leading to sustained treatment-free remission in patients with refractory B-cell mediated autoimmune diseases such as lupus, where significant unmet medical needs remain.

Sanofi acquired DR-0201 through the acquisition of the Dren Bio affiliate Dren 0201, Inc. for an upfront payment of $600 million and potential future payments totaling $1.3 billion upon achievements of certain development and launch milestones. Dren Bio will continue to operate independently to advance its pipeline of antibody therapeutics that selectively deplete pathogenic cells and other disease-causing agents.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Dren Bio

Jeff Macfarland, EVP, Finance | ir@drenbio.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are

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reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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